Exhibit 12

Baxter International Inc. and Subsidiaries

Exhibit 12—Computation of Ratio of Earnings to Fixed Charges

(unaudited—in millions, except ratios)

Years ended December 31,	2004 (B)	2003 (B)	2002 (B)	2001 (B)	2000 (B)
Income from continuing operations before income taxes and cumulative effect of accounting changes	$430	$1,129	$1,386	$962	$956
Fixed charges
Interest costs	144	152	100	129	134
Estimated interest in rentals (A)	50	51	46	36	32
Fixed charges as defined	194	203	146	165	166
Adjustments to income
Interest costs capitalized	(18)	(37)	(30)	(22)	(14)
Net gains of less than majority-owned affiliates, net of dividends	(5)	(23)	(1)	(1)	(2)
Income as adjusted	$601	$1,272	$1,501	$1,104	$1,106
Ratio of earnings to fixed charges	3.10	6.27	10.28	6.69	6.66
(A)	Represents the estimated interest portion of rents.

(B)	Excluding the following pre-tax special charges, the ratio of earnings to fixed charges was 7.98, 7.93, 11.58, 9.53 and 8.39 in 2004, 2003, 2002, 2001 and 2000, respectively.

2004:	$543 million charge for restructuring, $289 million charge for impairments and $115 million for other special charges.
2003:	$337 million charge for restructuring.
2002:	$163 million charge for in-process research and development and $26 million charge for restructuring.
2001:	$280 million charge for in-process research and development and other special charges and $189 million charge relating to discontinuing the A, AF and AX series dialyzers.
2000:	$286 million charge for in-process research and development and other special charges.